GOLDCORP INC.

NEWS RELEASE

GOLDCORP ANNOUNCES QUARTERLY DIVIDEND
RETURNING VALUE TO SHAREHOLDERS

Toronto, June 13, 2002 — GOLDCORP INC. (GG: NYSE; G: TSE) is pleased to declare its second quarterly dividend payment for 2002 of US$0.025 per share (on a post split basis). Shareholders of record on the close of business June 24th, 2002 will be entitled to receive the dividend. The payable date will be June 28th, 2002.

Goldcorp has previously announced its intention to pay US$0.10 in total dividends for 2002 (on a post split basis), through four quarterly dividend payments of US$0.025 per share, and in doing so is pleased to regularly return value to shareholders.

In 2001, Goldcorp was the most profitable North American gold company, on a per share basis. Its Red Lake mine is believed to be the richest gold mine in the world. The company is in excellent financial condition, with no debt and strong free cash flow and earnings. Goldcorp is North America’s largest unhedged gold company!

Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Exchange (PCX) in the U.S.A. and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	Goldcorp Inc.
Telephone: (416) 865-0326	145 King Street West, Suite 2700
Facsimile: (416) 361-5741	Toronto, Ontario
Email: cbradbrook@goldcorp.com	Canada M5H 1J8

General enquiries: (800) 813-1412	Email: info@goldcorp.com
(Canada and United States)	Website: www.goldcorp.com